November 30, 2020


Paul Moody
President and Director
Turnkey Solutions, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

       Re:    Turnkey Solutions, Inc.
              Schedule 14F-1
              Filed November 25, 2020
              File No. 005-91859

Dear Mr. Moody:

       We have reviewed the above-captioned filing and have the following comment.

       Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not
believe our comment applies to the Company   s facts and circumstances or do
not believe an
amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filing and any information you provide in response to this comment, we may have additional comments.

General

1. Your disclosure indicates that Mr. Shirai, Mr. Sasaki, and Mr. Ishizuka were appointed as directors on November 18, 2020. Please advise us whether or not the Company timely fulfilled its disclosure obligations under Rule 14f-1 to transmit the information statement not less than 10 days prior to the date that any such new director take office.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Moody
Turnkey Solutions, Inc.
November 30, 2020
Page 2

        Please direct any questions to me at (202) 551-7951.


                                                           Sincerely,

                                                           /s/ Joshua Shainess

                                                           Joshua Shainess
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions